SCHEDULE A

PRESS RELEASE

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE:	December 2, 2010	PR 10-19

Atna Resources Ltd. Announces Closing of CAD$9.2 Million Bought Deal Financing

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) – (TSX:ATN) is pleased to announce that it has closed the bought deal short form prospectus financing with Canaccord Genuity Corp. and including Octagon Capital Corporation (the “Underwriters”) previously announced on November 10, 2010 (the “Offering”).  The Company has issued 13,350,000 units at a price of CAD$0.60 per unit for gross proceeds of CAD$8,010,000.  The Underwriters also exercised their over-allotment option to acquire an additional 2,002,500 units for additional gross proceeds of CAD$1,201,500.  Including the proceeds from the exercise of the over-allotment option, the total gross proceeds of the Offering were CAD$9,211,500.  Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to subscribe for one additional share for a period of 24 months from the closing of the Offering at an exercise price of CAD$0.70.

The Underwriters will receive a cash commission of 6.5% of the proceeds raised through the Offering and warrants (“Broker Warrants”) equal to 6.5% of the units issued through the Offering.  Each Broker Warrant shall be exercisable to acquire one common share of the Company at an exercise price of CAD$0.70 for a period of 24 months from closing.

The Company intends to use the net proceeds from the Offering for drilling and construction projects at its Reward Gold Project in Nevada and its Briggs Gold Mine in California as well as general corporate purposes.

For additional information on Atna Resources Ltd., its mining, development and exploration projects, please visit our website at www.atna.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

For further information, please contact:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

This press release contains certain "forward-looking statements," as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company's need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development programs; and the other risk factors discussed in greater detail in the Company's various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company's 2009 Form 20-F dated March 26, 2010.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE